Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization

Daré Bioscience Operations, Inc.	Delaware

Daré Bioscience Australia Pty Ltd	Australia

Pear Tree Pharmaceuticals, Inc.	Delaware

Microchips Biotech, Inc.	Delaware